UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NO.:    1-9334

CUSIP NO.:  058264102

(CHECK ONE):

/ X / FORM 10-K  /__/ FORM 20-F  /__/ FORM 11-K  /__/ FORM 10-Q
/__/ FORM 10-D  /__/ FORM N-SAR /__/ FORM N-CSR

FOR THE PERIOD ENDED: June 30, 2011

OR

[ ]	TRANSITION REPORT ON FORM 10-K
[ ]	TRANSITION REPORT ON FORM 20-F
[ ]	TRANSITION REPORT ON FORM 11-K
[ ]	TRANSITION REPORT ON FORM 10-Q
[ ]	TRANSITION REPORT ON FORM N-SAR

FOR THE TRANSITION PERIOD ENDED:_____________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant:	Baldwin Technology Company, Inc.

Address of Principal Executive Offices:	2000 NW Corporate Blvd., Suite 101,
Boca Raton, Florida 33431

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Baldwin Technology Company, Inc. (the "Company") is filing this notification on Form 12b-25 because the Company has not completed the preparation of its Form 10-K for the fiscal year ended June 30, 2011, including the financial statements (the “Form 10-K”), as a result of continuing discussions involving the Company’s credit facility.  The Company’s senior management had anticipated being able to describe in the Form 10-K the completion of negotiations with its financial advisors and potential new lenders on a binding commitment from new lenders to replace the Company’s existing Credit Agreement with Bank of America, N.A. (“BofA”) as a lender and as administrative agent and certain other lenders, or describe in the Form 10-K alternative debt or equity refinancing arrangements for the Company.

The Company is negotiating with a new lender a facility to replace a portion of the existing Credit Agreement and discussing with BofA a potential extension of the maturity date of the BofA Credit Agreement as the Company continues its refinancing efforts to completely replace the existing BofA Credit Agreement.  The results of those discussions will resolve the open issues needed to complete the Form 10-K by October 13, 2011.

If the required binding financing commitments are not obtained prior to October 13, 2011, the Company anticipates that it will need to include appropriate disclosures in the Form 10-K about its ability to continue as a going concern.  In such event, the Company anticipates that it would also need to record an additional $4.1 million valuation allowance related to its deferred tax assets.  In addition, the report of the independent registered public accounting firm on the Company’s consolidated financial statements for the fiscal year ended June 30, 2011 that will be included in the 2011 Annual Report could contain an explanatory paragraph indicating substantial doubt about the Company’s ability to continue as a going concern.

In light of the foregoing, the Company expects to file its Form 10-K for the fiscal year ended June 30, 2011 with the SEC on or before October 13, 2011.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Ivan R. Habibe, Chief Financial Officer, telephone no. 561-367-2950.

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                 /X/ Yes /__/ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 / X / Yes /__/ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Explanation:  On August 23, 2011, the Company reported that its net income (loss) from continuing operations for the fiscal year ended June 30, 2011 was $(12.1) million or $(0.78) per diluted share, compared to net income from continuing operations of $3.5 million or $0.23 per diluted share for the prior year.  These results were included in a Form 8-K filed by the Company on August 29, 2011.  If the Company needs to record an additional $4.1 million valuation allowance related to its deferred tax assets as noted above, its net loss from continuing operations for the fiscal year ended June 30, 2011 would increase to $16.2 million or $1.04 per diluted share.

Baldwin Technology Company, Inc.
 (Name of Registrant as Specified in Its Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

BADLWIN TECHNOLOGY COMPANY, INC.

	By:	/s/ Ivan R. Habibe
	Name:	Ivan R. Habibe
	Title:	Vice President, Chief Financial Officer
and Treasurer
Date: September 29, 2011